SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                 (623) 269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Jerry Moyes
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a
     Group (See Instructions)                                           (a)[  ]
                                                                        (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship  or Place of  Organization             United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          2,203,898*
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     2,203,898*
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,203,898
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
     (See Instructions)
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 34.4% of
                                                          Class  A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

----------------------
* As to 1,213,298 Shares, together with wife, Vickie Moyes, as trustees. As to 342, 600 Shares, through ownership of approximately 75% of the outstanding voting stock of SME Industries, Inc.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
     I.R.S. Identification Nos. of Above Persons (entities only)      87-0495960
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a)[  ]
     (See Instructions)                                                  (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings  is  Required
     Pursuant  to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                   Utah
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          456,800
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     456,800
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person        456,800
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                  7.5% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
                            The Jerry & Vickie Moyes Family Trust Dated 12/11/87 I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a)[  ]
     (See Instructions)                                                  (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant  to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          1,213,298
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     1,213,298
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      1,213,298
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 19.9% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Vickie Moyes
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a)[  ]
     (See Instructions)                                                  (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          1,213,298**
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     1,213,298**
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      1,213,298
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 19.9% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

----------------------
** Together with husband, Jerry Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Ronald Moyes
     I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a)[  ]
     (See Instructions)                                                  (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings  is  Required
     Pursuant  to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          913,751***
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     913,751***
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person        913,751
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 15.0% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons             Moyes Children's Limited Partnership
     I.R.S. Identification Nos. of Above Persons (entities only)      86-1003342
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                    (a)[  ]
     (See Instructions)                                                  (b)[  ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings  is  Required
     Pursuant  to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                Arizona
--------------------------------------------------------------------------------

NUMBER OF                  (7)      Sole Voting Power          913,751
SHARES            _________________________________________________
BENEFICIALLY               (8)      Shared Voting Power
OWNED BY          _________________________________________________
EACH                       (9)      Sole Dispositive Power     913,751
REPORTING         _________________________________________________
PERSON WITH                (10)     Shared Dispositive Power
[GRAPHIC OMITTED]
(11) Aggregate Amount Beneficially Owned by Each Reporting Person        913,751
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 15.0% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 11 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, Amendment No. 2 dated November 19, 1999, Amendment No. 3 dated May 23, 2000, Amendment No. 4 dated June 30, 2000, Amendment No. 5 dated July 10, 2000, Amendment No. 6 dated July 13, 2000, Amendment No. 7 dated July 21, 2000, Amendment No. 8 dated August 3, 2000, Amendment No. 9 dated August 10, 2000, and Amendment No. 10 dated September 6, 2000, (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87 and Vickie Moyes (the "Amendment No. 2 Filers"). This Amendment No. 11 adds two more filers, the Moyes Children's Limited Partnership and Ronald Moyes (the "Amendment No. 11 Filers"; the Original Filers, the Amendment No. 2 Filers, and the Amendment No. 11 Filers, together, the "Filing Persons") and further amends the Schedule 13D as described below.

ITEM 1.  SECURITY AND ISSUER

         Class A Common Stock, par value $0.01 (the "Shares")
         Simon Transportation Services Inc. (the "Issuer")
         5175 West 2100 South
         West Valley City, Utah  84120-1252

ITEM 2.  IDENTITY AND BACKGROUND

         Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to
Schedule 13D.

         (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc., a Nevada corporation (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

         (2) The Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") is a grantor trust. The principal business of the Trust is to invest the Trust's funds for the benefit of the Trust's beneficiaries. The address of the Trust's principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043. Jerry Moyes and his wife, Vickie Moyes, are grantors, trustees, and beneficiaries of the Trust.

         (3) Jerry Moyes is a citizen of the United States of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as president of Swift Transportation Co., Inc.

         (4) Vickie Moyes is a citizen of the United States of America, and her address is 2200 South 75th Avenue, Phoenix, Arizona 85043. Her present principal employment is as a homemaker.

         (5) The Moyes Children's Limited Partnership (the "Partnership") is an Arizona limited partnership. The principal business of the Partnership is to acquire, manage, develop, and hold for investment real and personal property and to reinvest its earnings from such property in other real and personal property. The address of its principal business and principal office is 4001 North Third Street, Suite 400, Phoenix, Arizona 85012.

         (6) Ronald Moyes is a citizen of the United States of America, and his address is 4720 N. 16th Street, Phoenix, Arizona 85016. His present principal employment is as president of Tire Express, Ltd., an Arizona corporation.

         During the last five years, none of the Filing Persons, no director or executive officer of SME, and no general partner of the Partnership (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Jerry Moyes used personal funds to purchase 348,000 Shares in the open market at prices ranging from $4.5625 to $7.1875 per share for an aggregate purchase price of $2,183,608.25. The Trust used trust income to purchase 1,213,298 Shares in the open market at prices ranging from $4.00 to $7.1875 per share for an aggregate purchase price of $7,565,897.65 and sold 40,000 Shares at prices ranging from $4.875 to $5.4159 for an aggregate sales price of $202,284. SME Steel Contractors, Inc., a Utah corporation ("SME-Utah"), used its working capital to purchase 300,000 Shares in the open market at prices ranging from $4.125 to $4.9572 per share and an additional 156,800 Shares in a private transaction with an affiliate of SME at a price of $6.563 per share for an aggregate purchase price of $2,365,012.40. SME-Utah is a wholly owned subsidiary of SME Industries, Inc., a Nevada corporation ("SME-Nevada"). Jerry Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada. Jerry Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own. The Partnership used borrowed funds to purchase 913,751 Shares in a private transaction at a price of $9.00 per share for an aggregate purchase price of $8,223,759. The funds for the Partnership's purchase were obtained through a margin loan from the investment banking firm of Morgan Keegan & Company, Inc. The margin loan is at a market interest rate and secured by 1,376,706 shares of Swift Transportation Co., Inc. common stock owned by the Partnership and held in an account at Morgan Keegan & Company, Inc. Ronald Moyes, as the sole general partner of the Partnership, has both voting and dispositive power over the Shares owned by the Partnership, but disclaims beneficial ownership of Shares owned by the Partnership to the extent he has no pecuniary interest in such Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         The Filing Persons currently hold their beneficial interests in the Shares for investment purposes. On September 19, 2000, the Partnership purchased all 913,751 Shares of the Issuer's Class B Common Stock from a trust affiliated with the Issuer's then-Chairman and Chief Executive Officer, Richard D. Simon. The Purchase satisfied an August 10, 2000, letter agreement between Mr. Moyes and Mr. Simon, which Mr. Moyes had assigned to the Partnership (the "Letter Agreement"). The Letter Agreement is discussed in greater detail in the Information Statement filed by the Issuer with the Securities and Exchange Commission on September 8, 2000 pursuant to Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Act"), and Rule 14f-1 thereunder. The Shares of the Issuer's Class B Common Stock had entitled Mr. Simon and his family members to two votes per Share, but were automatically converted into Class A Common Shares when sold to the Partnership and entitle the Partnership to only one vote per Share. With the sale of the 913,751 Shares complete, there are no longer any Class B Shares outstanding. Together, the Filing Persons hold beneficial ownership of approximately 48% of the Issuer's outstanding Class A Common Stock. Jerry Moyes also has been appointed Chairman of the Board and has been granted warrants to purchase up to 300,000 additional Shares of Class A Common Stock at a price of $7.00 per share, which vest one third on each of September 19, 2001, 2002, and 2003. Also appointed to the Issuer's Board of
Directors were Lou Edwards, Gordon K. Holladay, Earl H. Scudder, and Jon Isaacson, all of whom were suggested by Mr. Moyes. Mr. Isaacson has been appointed to serve as the Issuer's new Chief Executive Officer. To make way for the newly appointed directors and Chief Executive Officer, Mr. Simon resigned as Chairman of the Board and Chief Executive Officer, and all of the Issuer's former directors, with the exception of Mr. Simon and his son Kelle A. Simon, resigned as directors. The number of director positions comprising the Issuer's Board of Directors was reduced from nine to seven.

         As part of the review of their investments in the Shares, the Filing Persons may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives that the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

         Except as set forth above, the Filing Persons have no plans nor proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Except as otherwise stated below, the approximate aggregate percentage of Shares beneficially owned by each of the Filing Persons is based on 6,110,109 Shares outstanding, which is the total number of Shares outstanding as of September 27, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended, June 30, 2000.

         As of the close of business on September 27, 2000:

                  (i) The Trust is the direct and beneficial owner of 1,213,298 Shares, constituting approximately 19.9% of the Shares outstanding. As grantors, trustees, and beneficiaries of the Trust, Jerry Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in rule 13d-3 promulgated under the Exchange Act) the Shares owned by the Trust.

                  (ii) SME-Utah is the direct beneficial owner of 456,800 Shares, constituting approximately 7.5% of the Shares outstanding. Because Jerry Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Jerry Moyes may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) 342,600 of the Shares owned by SME-Utah. Jerry Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

                  (iii) The  Partnership is the direct and  beneficial  owner of
         913,751 Shares, constituting approximately 15% of the Shares outstanding. Ronald Moyes, as the sole general partner of the
         Partnership, may be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) a portion of the 913,751 Shares owned by the Partnership. Ronald Moyes disclaims beneficial ownership of any Shares owned by the Partnership to the extent he has no pecuniary interest in such Shares.

                  (iv) In addition to the Shares that Jerry Moyes may be deemed to beneficially own, as described in Item 5(a)(i) and (ii), Jerry Moyes is the direct and beneficial owner of 348,000 Shares, and (pursuant to Rule 13d-3(d)(i) promulgated under the Exchange Act) he may be deemed to beneficially own an additional 300,000 Shares for which he has been granted warrants. Altogether, Jerry Moyes either has direct and beneficial ownership of or may be deemed to beneficially own 2,203,898 Shares, constituting approximately 34.4% of 6,410,109 Shares that would be outstanding if the 300,000 warrant Shares were outstanding.

         (b) Items 1 and 7 through 10 of the Cover Page of each of the Filing Persons is incorporated herein by this reference.

         (c) Schedule A hereto describes transactions in the Shares effected during the 60 days preceding and including September 27, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following is a summary of certain provisions of (a) the Warrant Agreement dated September 19, 2000 by and between the Issuer and Jerry Moyes (the "Warrant Agreement"), and (b) the Voting Agreement dated September 19, 2000 by and between the Issuer and certain of the shareholders of the Issuer, including Jerry Moyes, the Trust, SME-Utah, and the Partnership (the "Voting Agreement"). This summary is qualified in its entirety by the actual provisions of the foregoing documents, each of which is filed as an Exhibit to this Schedule 13D and is incorporated herein by this reference. Capitalized terms used in this summary and not otherwise defined in this summary shall have the meanings ascribed such terms in the document being summarized.

         (a) Warrant Agreement. Pursuant to the terms of the Warrant Agreement, the Issuer granted to Jerry Moyes warrants to purchase 300,000 Shares at $7.00 per share, which warrants shall become exercisable at the rate of 100,000 per year on each anniversary of the date on which such warrants were granted; the Grant Date being September 19, 2000.

         (b) Voting Agreement. Pursuant to the terms of the Voting Agreement, the Issuer agrees to submit to its shareholders at the next annual or special meeting of shareholders the Option Proposal (as hereafter defined) for review and a vote thereon by the Issuer's shareholders, and the shareholders party to the Voting Agreement, including, but not limited to: Jerry Moyes, the Trust, SME-Utah, and the Partnership, agree to vote all of the Shares owned by them in favor of and for approval of the Option Proposal (as hereafter defined). For purposes of this Item 6, "Option Proposal," shall mean the following: (i) the issuance of options to purchase up to 375,000 Shares to certain executive employees of the Issuer; (ii) the issuance of warrants to purchase up to 300,000 Shares to Jerry Moyes; (iii) the issuance of Shares upon the exercise of such options or warrants; and (iv) the Amendment of the Issuer's Incentive Stock Plan required to facilitate the issuance of more than 25,000 Shares upon the exercise of the such options.

         Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons or between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

        ------------------- ----------------------------------------------------
             Exhibit                           Description
        ------------------- ----------------------------------------------------
              99.1           Warrant
        ------------------  ----------------------------------------------------
              99.2           Voting Agreement
        ------------------- ----------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               September 27, 2000
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                             By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                             By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
         Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                             By: /s/ Earl H. Scudder
                  Earl H. Scudder on behalf of Gordon Holladay,
             Secretary and Treasurer of SME Steel Contractors, Inc.
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                            By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Ronald Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                      Moyes Children's Limited Partnership

                            By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Ronald Moyes,
           General Partner of the Moyes Children's Limited Partnership
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                                                                      Schedule A

         The following table sets forth certain information concerning the Shares purchased by Jerry Moyes, the Trust, SME-Utah, and the Partnership during the 60 days preceding and including September 27, 2000. Except as indicated below, all purchases were made through brokerage transactions on the NASDAQ National Market.

                                                                                                 Approximate
                                                                                                 Average Purchase
                                                                       Amount of                 Price Per Share
Identity                                                               Securities                (Exclusive of
of Person                                   Date of Transaction        involved                  Commission)
---------                                   -------------------        --------                  -----------
Jerry Moyes                                 August 1, 2000               37,500                  $  7.0312
                                            August 8, 2000              150,000                  $  7.1875


Jerry & Vickie Moyes
Family Trust Dated 12/11/87                 July 27, 2000                14,000                  $  6.25
                                            July 31, 2000                17,500                  $  6.5625
                                            August 1, 2000              379,800                  $  7.0625
                                            August 3, 2000               15,800                  $  7.0885
                                            August 4, 2000                9,100                  $  7.1875
                                            August 7, 2000               40,000                  $  7.1875
                                            August 8, 2000               47,700                  $  7.1875
                                            August 9, 2000                9,500                  $  7.1875



SME-Utah                                    September 5, 2000*          156,800                  $  6.563




Moyes Children's
Limited Partnership                         September 20, 2000+         913,751                  $  9.00


--------------------------------
*Private purchase from affiliate
+Private purchase of Class B Common Stock